Exhibit 4.2

EXHIBIT A

Original Issue Date: ________________________	$_______________[1]

ORIGINAL ISSUE DISCOUNT SENIOR SECURED DEBENTURE
DUE ____________2

THIS ORIGINAL ISSUE DISCOUNT SENIOR SECURED DEBENTURE is one of a series of duly authorized and validly issued Original Issue Discount Senior Secured Debentures of RiceBran Technologies, a California corporation, (the “Company”), having its principal place of business at _____________________________, designated as its Original Issue Discount Senior Secured Debenture due __________ (this debenture, the “Debenture” and, collectively with the other debentures of such series, the “Debentures”).

FOR VALUE RECEIVED, the Company promises to pay to ________________________ or its registered assigns (the “Holder”), or shall have paid pursuant to the terms hereunder, the principal sum of $_______________ on ____________3 (the “Maturity Date”), or such earlier date as this Debenture is required or permitted to be repaid as provided hereunder, and to pay interest to the Holder on the then outstanding principal amount of this Debenture in accordance with the provisions hereof.  This Debenture is subject to the following additional provisions:

Section 1.          Definitions.  For the purposes hereof, in addition to the terms defined elsewhere in this Debenture, (a) capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement and (b) the following terms shall have the following meanings:

“Adjusted EBITDA” means, for any period, EBITDA, plus  (i) share based compensation expense (stock option grants and stock grants), (ii) gain or loss for sale of fixed assets, (iii) losses from impairment of long lived assets, (iv) financing expenses related to debt issuances with derivative rights, (v) losses from extinguishment of debt, (vi) foreign currency gains and losses, (vii) derivative warrant liability expense or income, (viii) non-recurring severance payments, (ix) non-recurring relocation and retention bonuses, (x) recruiter and related hiring fees associated with replacement hiring; and (xi) non-recurring income and expenses associated with consolidation of plant facilities and costs to terminate existing contractual obligations, including without limitation the termination of the Lake Charles, Louisiana lease; plus any other items or amounts agreed to by Agent.  Adjusted EBITDA shall be calculated on a trailing four quarter basis. Adjusted EBITDA shall exclude Company’s Brazil Segment.

“Amendment” means the amendment to the Company’s articles of incorporation that increases the number of authorized shares of Common Stock to 50,000,000 shares of Common Stock from 25,000,000 shares of Common Stock.

[1]	110% of Subscription Amount.
[2]	2 years from Original Issue Date.
[3]	2 years from Original Issue Date.

Exhibit 4.2
“Authorized Share Approval” means approval of the Amendment by the shareholders of the Company.

“Authorized Share Increase Date” means, subject to Authorized Share Approval, the date on which the Amendment is filed and accepted with the State of California.

“Bankruptcy Event” means any of the following events: (a) the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) that is a Guarantor thereof commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Significant Subsidiary thereof that is a Guarantor, (b) there is commenced against the Company or any Significant Subsidiary thereof that is a Guarantor, (c) the Company or any Significant Subsidiary thereof that is a Guarantor is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered, (d) the Company or any Significant Subsidiary thereof that is a Guarantor suffers any appointment of any custodian or the like for it or any substantial part of its property, (e) the Company or any Significant Subsidiary thereof that is a Guarantor makes a general assignment for the benefit of creditors, (f) the Company or any Significant Subsidiary thereof that is a Guarantor admits in writing that it is generally unable to pay its debts as they become due, (g) the Company or any Significant Subsidiary thereof that is a Guarantor, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

“Brazil Segment” means the rights, title and interest of the Company in Nutra SA, a Delaware limited liability and any of the assets or subsidiary of Nutra, SA.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

"Capital Expenditures" mean with respect to any Person, the aggregate of all expenditures by such Person for the acquisition or leasing (pursuant to a capital lease) of fixed or capital assets, software or additions to Equipment (including replacements, capitalized repairs and improvements) which are capitalized under GAAP on a balance sheet of such Person.

Exhibit 4.2
“Change of Control Transaction” means the occurrence after the date hereof of any of (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 33% of the voting securities of the Company (including any Common Stock Equivalents convertible within 60 days of the Change of Control, but excluding any voting securities or Common Stock Equivalents held by a holder of Debentures or an Affiliate of a holder of Debentures), (b) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the stockholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the Company or the successor entity of such transaction (including any Common Stock Equivalents convertible within 60 days of the Change of Control, but excluding any voting securities or Common Stock Equivalents held by a holder of Debentures or an Affiliate of a holder of Debentures), (c) the Company sells or transfers all or substantially all of its assets to another Person and the stockholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the acquiring entity immediately after the transaction (including any Common Stock Equivalents convertible within 60 days of the Change of Control, but excluding any voting securities or Common Stock Equivalents held by a holder of Debentures or an Affiliate of a holder of Debentures), (d) a replacement at one time or within a three year period of more than one-half of the members of the Board of Directors which is not approved by a majority of those individuals who are members of the Board of Directors on the Original Issue Date (or by those individuals who are serving as members of the Board of Directors on any date whose nomination to the Board of Directors was approved by a majority of the members of the Board of Directors who are members on the date hereof), or (e) the execution by the Company of an agreement to which the Company  is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (d) above.

"EBITDA” shall equal the Company’s consolidated net income as shown on the Company’s Form 10-K or 10-Q for the applicable period (excluding extraordinary gains or losses) before provision for interest expense, taxes, depreciation and amortization.

“Effectiveness Period” shall have the meaning set forth in the Registration Rights Agreement.

“Equipment” means all of the Company and each U.S. Subsidiaries’ machinery, apparatus, equipment, motor vehicles, tractors, trailers, rolling stock, fittings, fixtures and other tangible personal property of every kind and description, together with all parts, accessories and special tools and all increases and accessions thereto and substitutions and replacements therefor, including without limitation Extruders.

“Event of Default” shall have the meaning set forth in Section 8(a).

Exhibit 4.2
“Extruders” shall mean the Company’s proprietary extruders which may be either (i) used in the operation of the Company’s business, and therefor constitute Equipment from time to time or (ii) held by the Company for the purpose of sale, lease or being furnished under a contract of service, and therefor constitute Inventory from time to time.

“Financial Covenants” means the financial covenants as set forth on Schedule I attached hereto.

“Mandatory Default Amount” means the sum of (a) 100% of the outstanding principal amount of this Debenture, plus 100% of accrued and unpaid interest hereon, and (b) all other amounts, costs, expenses and liquidated damages due in respect of this Debenture.

“Mandatory Principal Amount” means (i) in the event of a Mandatory Redemption between the Original Issue Date and the 12 month anniversary of the Original Issue Date, 102% of the then outstanding principal amount of the Debenture, (ii) in the event of a Mandatory Redemption between the 12 month anniversary of the Original Issue Date and the 24 month anniversary of the Original Issue Date, 101% of the then outstanding principal amount of the Debenture, or (iii) in the event of a Mandatory Redemption after the 24 month anniversary of the Original Issue, 100% of the then outstanding principal amount of the Debenture.

“New York Courts” shall have the meaning set forth in Section 8(d).

“Original Issue Date” means the date of the first issuance of the Debentures, regardless of any transfers of any Debenture and regardless of the number of instruments which may be issued to evidence such Debentures.

“Permitted Indebtedness” means (a) the indebtedness evidenced by the Debentures, (b) the Indebtedness, including the Subordinated Debt, existing on the Original Issue Date and set forth on Schedule 3.1(aa) attached to the Purchase Agreement, (c) any net increase of lease obligations (other than equipment leases) and purchase money indebtedness (other than equipment leases characterized as indebtedness for equipment purchases) in excess of the aggregate amounts as of the Original Issue Date plus $1,000,000, in the aggregate per annum, incurred in connection with the acquisition of such capital assets and lease obligations for newly acquired or leased assets, (d) any equipment leases for newly acquired assets used in the operation of the business, and (e) indebtedness of the Brazil Segment that is not otherwise an obligation of the Company.

“Permitted Lien” means the individual and collective reference to the following: (a) Liens for taxes, assessments and other governmental charges or levies not yet due or Liens for taxes, assessments and other governmental charges or levies being contested in good faith and by appropriate proceedings for which adequate reserves (in the good faith judgment of the management of the Company) have been established in accordance with GAAP, (b) Liens imposed by law which were incurred in the ordinary course of the Company’s business, such as carriers’, warehousemen’s and mechanics’ Liens, statutory landlords’ Liens, and other similar Liens arising in the ordinary course of the Company’s business, and which (x) do not individually or in the aggregate materially detract from the value of such property or assets or materially impair the use thereof in the operation of the business of the Company and its consolidated Subsidiaries or (y) are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing for the foreseeable future the forfeiture or sale of the property or asset subject to such Lien, (c) Liens incurred in connection with Permitted Indebtedness, and (d) Liens with respect to the Brazil Segment.

Exhibit 4.2
“Purchase Agreement” means the Securities Purchase Agreement, dated as of February __, 2017 among the Company and the original Holders, as amended, modified or supplemented from time to time in accordance with its terms.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the date of the Purchase Agreement, among the Company and the original Holders, in the form of Exhibit B attached to the Purchase Agreement.

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale of the Underlying Shares by each Holder as provided for in the Registration Rights Agreement.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subordinated Debt” shall have the meaning set forth in the Purchase Agreement

“Successor Entity” shall have the meaning set forth in Section 3(e).

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).

“Working Capital” means the net amount of (i) cash, cash equivalents and assets expected to be converted to cash or cash equivalents within twelve (12) months minus (ii) amounts payable to creditors within twelve (12) months, other than Permitted Indebtedness. Working Capital shall not include any items from the Brazil Segment.

Exhibit 4.2
Section 2.          Interest.

a)            Payment of Interest.   This Debenture is issued as an original issue discount debenture and there are no regularly scheduled interest payments on this Debenture except as set forth in Section 6(b).

b)            Prepayment.  Except as otherwise set forth in this Debenture, the Company may not prepay any portion of the principal amount of this Debenture without the prior written consent of the Holder.

Section 3.          Registration of Transfers and Exchanges.

a)            Different Denominations. This Debenture is exchangeable for an equal aggregate principal amount of Debentures of different authorized denominations, as requested by the Holder surrendering the same.  No service charge will be payable for such registration of transfer or exchange.

b)           Investment Representations. This Debenture has been issued subject to certain investment representations of the original Holder set forth in the Purchase Agreement and may be transferred or exchanged only in compliance with the Purchase Agreement and applicable federal and state securities laws and regulations.

c)            Reliance on Debenture Register. Prior to due presentment for transfer to the Company of this Debenture, the Company and any agent of the Company may treat the Person in whose name this Debenture is duly registered on the Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Debenture is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

Section 4.          [RESERVED]

Section 5.          [RESERVED]

Exhibit 4.2
Section 6.          Redemptions.

a)            Mandatory Redemption at Election by Holder.  Subject to the provisions of this Section 6, at any time while this Debenture is outstanding, in the event of one or more sales of the Company’s or any Subsidiary’s assets, other than (i) assets sold in the ordinary course of business or (ii) assets no sold in the ordinary course provided the proceeds received upon the sale of such assets do not exceed, in the aggregate $100,000 in any 12-month period (collectively, the “Asset Sales”) (A) for aggregate cash net proceeds of up to and including an amount equal to the Aggregate Subscription amount (as defined in the Purchase Agreement), the Holder shall have the right, subject to Section 6(b) below, to require the Company to use 50% of the aggregate net proceeds of such Asset Sales to redeem in cash the then outstanding principal amount of this Debenture and (B) for aggregate cash net proceeds exceeding $11 million (inclusive of clause A above), the Holder shall have the right, subject to Section 6(b) below, to require the Company to use 100% of the aggregate net proceeds of such Asset Sales to redeem in cash the then outstanding principal amount of this Debenture (proceeds in clause A and B, the “Holder Mandatory Redemption Proceeds”, and the redemptions pursuant to clauses A and B, each a “Holder Mandatory Redemption”).  Not less than 5 Business Days prior to the closing of an Asset Sale, the Company shall deliver to each Holder of the Debentures a written notice of such Asset Sale (“Asset Sale Notice”).  At any time following the Asset Sale Notice, each Holder shall notify the Company in writing that it either wishes to immediately exercise its right to require a Holder Mandatory Redemption at the closing of the Asset Sale or defer its right to exercise its right to require a Holder Mandatory Redemption at a later date of its choosing (“Mandatory Redemption Exercise Notice”).  If no Mandatory Redemption Exercise Notice is delivered to the Company prior to the closing of the Asset Sale, the Holder shall be deemed to have elected to receive the Holder Mandatory Redemption at such closing.  The Company shall effect the Mandatory Redemption and, subject to Section 6(b) below, pay the Holder the Holder Mandatory Redemption Proceeds reflected in the Mandatory Redemption Exercise Notice (or deemed reflected) (such amount the “Holder Elected Amount”) on the closing of such Asset Sale or, if the Holder elects to defer the Holder Mandatory Redemption to after the closing, within five Business Days following deliver to the Company of a subsequent Mandatory Redemption Exercise Notice (“Holder Mandatory Redemption Date”).  The Company’s payment of the Holder Mandatory Redemption Proceeds shall be paid to each Holder participating pursuant to this Section 6 in accordance with the Holder’s Mandatory Redemption Exercise Notice.  Notwithstanding anything herein to the contrary, any proceeds from an Asset Sale in excess of the Holder Mandatory Redemption Proceeds payable to all holders of Debentures shall be deposited in the Asset Sale Control Account and disbursed to the Company in accordance with the Asset Sale Proceeds Schedule attached to the Security Agreement and as permitted below.  Notwithstanding anything herein to the contrary, in addition to the release of proceeds pursuant to the Asset Sale Proceeds Schedule, the Company may sell equipment and use the proceeds therefrom to purchase replacement or substitute equipment in connection with the repositioning of assets related to the following: closing of the Scottsdale facility, moving the corporate headquarters to Sacramento, building a manufacturing facility that meets Food Safety Modernization Act standards, enhancing manufacturing capacity and storage at the Company’s Mermentau, LA facility, enhancing wet processing capabilities and storage in Sacramento and maintaining and enhancing production capacity/storage at Dillon (if not repositioned to Sacramento).  Additionally, the Asset Sales Proceeds Schedule will allow the Company and its subsidiaries to incur expenses and make expenditures related to the repositioning of the assets, including employment retention bonuses, expenditures related to new employment agreements, and redundant labor costs associated with repositioning and transportation of equipment.  For purposes of clarity, ordinary business expenses, working capital and interest and dividend payments shall not be permitted out of the Asset Sale Control Account.

Exhibit 4.2
b)            Mandatory Redemption Procedure.  The payment of cash pursuant to a Holder Mandatory Redemption shall be payable in full on or before the Holder Mandatory Redemption Date.  If any portion of the payment pursuant to a Holder Mandatory Redemption shall not be paid by the Company by the applicable due date, interest shall accrue thereon at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law until such amount is paid in full.  Notwithstanding anything to the contrary in this Section 6, the Holder Mandatory Redemption Proceeds shall be applied ratably among the Holders of Debentures if more than one Holder shall deliver a Mandatory Redemption Exercise Notice, in accordance with Holder Elected Amounts of the Holders of Debentures.

c)            Mandatory Redemption upon Subsequent Financing.  Upon the consummation of a Subsequent Financing (as defined in the Purchase Agreement), other than Permitted Indebtedness for aggregate cash net proceeds of up to and including an amount equal to the Aggregate Subscription Amount (each a “Mandatory Redemption Event”), the Company shall use 50% of the net proceeds (the “Proceeds”) of such Subsequent Financing to redeem this Debenture and all other then outstanding Debentures in the manner and in such amounts as are set forth herein and therein (each being a “Mandatory Redemption”).  The balance of any proceeds from a Subsequent Financing shall be used solely to support the Company’s U.S. operations, except that up to $100,000 of any such proceeds, in the aggregate, may be used to wind down any part of the Brazil Segment.

d)           Mandatory Notices. With respect to each Mandatory Redemption Event, the Company shall deliver a written notice by confirmed facsimile and email to all, but not less than all, of the holders of Debentures (the “Mandatory Redemption Notice” and the date such notice is delivered to all such holders is referred to as the “Mandatory Redemption Notice Date”) (a) stating the date on which the applicable Mandatory Redemption shall occur (the “Mandatory Redemption Date”), which date shall be no later than one (1) Trading Day immediately after such Mandatory Redemption Event, (b) stating the amount of net proceeds with respect to such Mandatory Redemption Event and (c) contain a certification from the Chief Executive Officer of the Company that the Company has simultaneously taken the same action with respect to all of the Debentures.

Exhibit 4.2
e)        Calculation and Payment of Mandatory Redemption Price. The amount to be paid to the Holder under Section 6(c) in respect of this Debenture with respect to each Mandatory Redemption Event shall be calculated on the applicable Mandatory Redemption Date and shall be equal to the product of (i) the Proceeds and (ii) the fraction equal to (A) sum of the Mandatory Principal Amount and all other amounts due and payable with respect to this Debenture, divided by (B) the sum of the Mandatory Redemption Prices (as defined in the other Debentures) for all other Debentures (such amount to be so paid to the Holder as calculated in accordance with the foregoing shall be referred to herein the “Mandatory Redemption Price”). The Company shall deliver the applicable Mandatory Redemption Price to the Holder in cash by wire transfer of immediately available funds on the applicable Mandatory Redemption Date (in the case of a Mandatory Redemption, directly out of the closing Proceeds of the applicable financing), together with a written notice containing the calculation of such Mandatory Redemption Price that specifies the individual components of the Mandatory Redemption Price. Upon receipt of the applicable Mandatory Redemption Price by the Holder, such Mandatory Redemption Price shall be applied to the principal and other items set forth in clause 2(A) above in accordance with such required calculation. To the extent redemptions required by Section 6(a) are deemed or determined by a court of competent jurisdiction to be prepayments of this Debenture by the Company, such redemptions shall be deemed to be voluntary prepayments. In the event of the Company’s redemption of any portion of this Debenture under Section 6(c), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under Section 6(c) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty. In the event that the Company does not pay the applicable Mandatory Redemption Price to the Holder on the Mandatory Redemption Date, at any time thereafter and until the Company pays such unpaid Mandatory Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Debenture representing the principal amount subject to redemption and for which the applicable Mandatory Redemption Price has not been paid. Upon the Company’s receipt of such notice, (x) the applicable Mandatory Redemption Notice shall be null and void with respect to the principal amount subject thereto and (y) the Company shall immediately return this Debenture to the Holder.

Section 7.          Negative Covenants. As long as any portion of this Debenture remains outstanding, unless all the holders that initially purchased Debentures at the Closing (as defined in the Purchase Agreement) pursuant to the Purchase Agreement (and not their transferees or assignees) and that still hold Debentures and the holders of 70% in principal amount of the then outstanding Debentures shall have otherwise given prior written consent, the Company shall not, and shall not permit any of the Subsidiaries (other than the Brazil Segment) to, directly or indirectly:

a)            other than Permitted Indebtedness, enter into, create, incur, assume, guarantee or suffer to exist any indebtedness for borrowed money of any kind, including, but not limited to, a guarantee, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

Exhibit 4.2
b)            other than Permitted Liens, enter into, create, incur, assume or suffer to exist any Liens of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

c)            amend its charter documents, including, without limitation, its certificate of incorporation and bylaws, in any manner that materially and adversely affects any rights of the Holder, provided, that holders hereby consent to the proposed amendments to the Company’s Articles of Incorporation as described in the Company’s current public flings;

d)           repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of its Common Stock or Common Stock Equivalents other than as to (i) the Warrant Shares as permitted or required under the Transaction Documents and (ii) repurchases of Common Stock or Common Stock Equivalents of departing officers and directors of the Company, provided that such repurchases shall not exceed an aggregate of $100,000 for all officers and directors during the term of this Debenture;

e)            repay, repurchase or offer to repay, repurchase or otherwise acquire any Indebtedness, other than the Debentures if on a pro-rata basis, other than regularly scheduled principal and interest payments as such terms are in effect as of the Original Issue Date, including but not limited to payments on the Subordinated Debt, provided that such payments shall not be permitted if, at such time, or after giving effect to such payment, any Event of Default exist or occur;

f)             pay cash dividends or distributions on any equity securities of the Company;

g)           enter into any transaction with any Affiliate of the Company (including, but not limited to, the Brazil Segment) which would be required to be disclosed in any public filing with the Commission, unless such transaction is made on an arm’s-length basis and expressly approved by a majority of the disinterested directors of the Company (even if less than a quorum otherwise required for board approval);

h)           advance any money, credit, guarantee for the benefit of, or otherwise downstream any assets of the Company or the Guarantors, or incur any liability by the Company or any Guarantor, directly or indirectly to, or for the benefit of, any of the Brazil Segment, except that up to $100,000 in the aggregate plus any associated investment and legal fees with respect thereto, may be used to wind down all or any part of the Brazil segment; or

i)             enter into any agreement with respect to any of the foregoing.

Exhibit 4.2
Section 8.          Events of Default.

a)            “Event of Default” means, wherever used herein, any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body) unless waived in writing by all the holders that initially purchased Debentures at the Closing (as defined in the Purchase Agreement) pursuant to the Purchase Agreement (and not their transferees or assignees) and that still hold Debentures and the holders of at least 70% of the principal amount of the Debentures then outstanding:

i.              any default in the payment of (A) the principal amount of any Debenture (including failure to timely pay pursuant to Section 6) or (B) interest, liquidated damages and other amounts owing to a Holder on any Debenture, as and when the same shall become due and payable (whether on the Maturity Date or by acceleration or otherwise) which default, solely in the case of an interest payment or other default under clause (B) above, is not cured within 5 Trading Days;

ii.              the Company shall fail to observe or perform in any material respect any other material covenant or agreement contained in the Debentures, which failure is not cured, if possible to cure, within the earlier to occur of (A) 5 Trading Days after written notice of such failure sent by the Holder or by any other Holder to the Company and (B) 10 Trading Days after the Company has become or should have become aware of such failure;

iii.             a default or event of default (subject to any grace or cure period provided in the applicable agreement, document or instrument) shall occur under (A) any of the Transaction Documents or (B) any other material agreement, lease, document or instrument to which the Company or any Subsidiary (other than with respect to the Brazil Segment) is obligated and such default could reasonably result in a Material Adverse Effect on the Company and its Subsidiaries as a whole (and not covered by clause (vi) below);

iv.             any representation or warranty made in this Debenture, any other Transaction Documents, any written statement pursuant hereto or thereto or any other report, financial statement or certificate made or delivered by the Company or its Affiliates to the Holder or any other Holder shall be untrue or incorrect in any material respect as of the date when made or deemed made;

v.             the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X), other than the Brazil Segment)  shall be subject to a Bankruptcy Event;

Exhibit 4.2
vi.            the Company or any Subsidiary shall default on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than $150,000, whether such indebtedness now exists or shall hereafter be created, and (b) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

vii.            the Company shall be a party to any Change of Control Transaction or Fundamental Transaction or shall agree to sell or dispose of all or in excess of 33% of its assets (excluding the Brazil Segment) in one transaction or a series of related transactions other than in the ordinary course of business or in a transaction described in Section 4.17 of the Purchase Agreement (whether or not such sale would constitute a Change of Control Transaction);

viii.          any proceeds from accounts receivables of the Company or its Subsidiaries (other than the Brazil Segment) shall not have been deposited directly into the A/R Control Account or such proceeds are disbursed in violation of the A/R Control Agreement;

ix.             any proceeds from an Asset Sale in excess of the Holder Mandatory Redemption Proceeds payable to all holders of Debentures shall not have been deposited in the Asset Sale Control Account at the closing of such Asset Sale or such proceeds shall not have been used by the Company in violation of the Asset Sale Proceeds Schedule, as clarified by Section 6(a) hereof.

x.              the electronic transfer by the Company of shares of Common Stock through the Depository Trust Company or another established clearing corporation is no longer available or is subject to a “chill”;

xi.             any monetary judgment, writ or similar final process shall be entered or filed against the Company, any subsidiary (other than the Brazil Segment) or any of their respective property or other assets for more than $150,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of 45 calendar days;

xii.            within 30 days of the Closing Date, any of the Mortgage Liens shall not be duly filed and effective in the reasonable judgment of the Holder; and

xiii.           the Company and the Guarantors shall fail at any time while this Debenture is outstanding to maintain a Working Capital balance of at least $2,000,000, provided that at least $750,000 of such amount must be in the form of cash on hand.

Exhibit 4.2
b)           Remedies Upon Event of Default. During the continuance of an Event of Default, the outstanding principal amount of this Debenture, plus accrued but unpaid interest, liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the Holder’s election, immediately due and payable in cash at the Mandatory Default Amount.  Commencing 5 days after the occurrence of any Event of Default that results in the eventual acceleration of this Debenture and during the continuance of an Event of Default, the interest rate on this Debenture shall accrue at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law.  Upon the payment in full of the Mandatory Default Amount, the Holder shall promptly surrender this Debenture to or as directed by the Company.  In connection with such acceleration described herein, the Holder need not provide, and the Company hereby waives, any presentment, protest or other notice of any kind, and the Holder may immediately upon notice to the Company and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law.  Such acceleration may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a holder of the Debenture until such time, if any, as the Holder receives full payment pursuant to this Section 8(b).  No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

Section 8.          Miscellaneous.

a)            Notices.  Any and all notices or other communications or deliveries to be provided by the Holder hereunder, shall be in writing and delivered personally, by facsimile, by email attachment, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth above, or such other facsimile number, email address, or address as the Company may specify for such purposes by notice to the Holder delivered in accordance with this Section 7(a).  Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, by email attachment, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number, email address or address of the Holder appearing on the books of the Company, or if no such facsimile number or email attachment or address appears on the books of the Company, at the principal place of business of such Holder, as set forth in the Purchase Agreement.  Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment to the email address set forth on the signature pages attached hereto prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment to the email address set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (iv) upon actual receipt by the party to whom such notice is required to be given.

Exhibit 4.2
b)            Absolute Obligation. Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, liquidated damages and accrued interest, as applicable, on this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed.  This Debenture is a direct debt obligation of the Company.  This Debenture ranks pari passu with all other Debentures now or hereafter issued under the terms set forth herein.

c)            Lost or Mutilated Debenture.  If this Debenture shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the principal amount of this Debenture so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such Debenture, and of the ownership hereof, reasonably satisfactory to the Company.

d)            Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Debenture shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflict of laws thereof.  Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by any of the Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”).  Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Debenture and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Debenture or the transactions contemplated hereby. If any party shall commence an action or proceeding to enforce any provisions of this Debenture, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

Exhibit 4.2
e)            Waiver.  Any waiver by the Company or the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture.  The failure of the Company or the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture on any other occasion.  Any waiver by the Company or the Holder must be in writing.

f)             Severability.  If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.  If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Debenture as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Debenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

g)            Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.  The remedies provided in this Debenture shall be cumulative and in addition to all other remedies available under this Debenture and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Debenture.  The Company covenants to the Holder (to the extent it may lawfully do so) that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any such breach or any such threatened breach, without the necessity of showing economic loss and without any bond or other security being required. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Debenture to the fullest extent that it may lawfully do so and that it may do so without violating confidentiality obligations to third parties incurred in the ordinary course of business.

Exhibit 4.2
h)            Next Business Day.  Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

i)             Headings.  The headings contained herein are for convenience only, do not constitute a part of this Debenture and shall not be deemed to limit or affect any of the provisions hereof.

j)             Secured Obligation.  The obligations of the Company under this Debenture are secured by all assets of the Company and each Subsidiary pursuant to the Security Agreement, dated as of February 13, 2017 between the Company, the Subsidiaries of the Company and the Secured Parties (as defined therein).

Section 10.        Disclosure.   Upon receipt or delivery by the Company of any notice in accordance with the terms of this Debenture, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries, the Company shall within two (2) Business Days after such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 8-K or otherwise. In the event that the Company believes that a notice contains material, non-public information relating to the Company or its Subsidiaries, the Company so shall indicate to the Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries.

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(Signature Pages Follow)

Exhibit 4.2
IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed by a duly authorized officer as of the date first above indicated.

RICEBRAN TECHNOLOGIES

By:	/s/ Robert Smith
Name: Robert Smith
Title: Chief Executive Officer

Facsimile No. for delivery of Notices:
Email Address for delivery of Notices:

Exhibit 4.2
Schedule I
FINANCIAL COVENANTS

Quarterly Adjusted EBITDA:  The Company shall maintain, on a USA Segment reporting basis, positive Quarterly Adjusted EBITDA of not less than the following as of the end of each of the following periods:

Quarter Ended	Minimum Quarterly Adjusted EBITDA

March 31, 2017	$325,000

June 30, 2017	$756,000

September 30, 2017	$483,000

December 31, 2017	$461,000

On the earlier of one year following the date of the Purchase Agreement or in the event of any material divestiture of assets, the Company and the Holders of the Debentures shall in good faith recalculate the financial covenants.